Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements on Form S-8 for the 1997 Stock Option Plan of Ampco-Pittsburgh Corporation filed with the Securities and Exchange Commission on March 26, 1999 and May 25, 2000 of our reports dated February 16, 2004 (February 3, 2005 as to the effects of the restatement discussed in Note 19) which reports express an unqualified opinion and include explanatory paragraphs concerning the change in method of accounting for goodwill in 2002 and the restatement discussed in Note 19, appearing in this Annual Report on Form 10-K/A of Ampco-Pittsburgh Corporation for the year ended December 31, 2003.

/s/ Deloitte & Touche LLP

Pittsburgh, Pennsylvania

February 3, 2005